Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-120975

Date: February 25, 2005

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

Text of announcement released in South Africa on February 25, 2005

25 February 2005

Proposed Merger Jeopardised After Competition Tribunal Pre-hearing

Harmony confirmed today that the Competition Tribunal set dates to hear submissions with regard to Harmony’s proposed merger with Gold Fields. Harmony requested that the hearing be held as soon as possible with Advocate David Unterhalter requesting that the proceedings have some regard for commercial reality

However the Competition Tribunal has decided that the matter should not be heard until the 3rd, 4th, 5th and 6th May which may mean that Harmony’s subsequent offer will lapse on 18 March unless the SRP consents to a further extension of the time period for the obtaining of South African Competition Authority approval.

In addition, this decision also jeopardises the status of the entire offer because of the proximity of these dates to the expiry on 20 May 2005 of Norilsk’s irrevocable undertaking to Harmony to tender into Harmony’s subsequent offer.

Commenting on the decision, Harmony CE, Bernard Swanepoel said, “Obviously we are surprised and disappointed that the Tribunal cannot see a way to hold these hearings earlier. Many Gold Fields shareholders will be unwilling to tender into the subsequent offer with this remaining condition hanging over it. We will be engaging in discussions with Norilsk over this development but we have no guarantee that Norilsk’s undertaking will be extended.

“Throughout the offer Gold Fields management has spent considerable amounts of Gold Fields shareholders’ money on legal actions aimed solely at depriving its own shareholders of the opportunity to decide for themselves on Harmony’s offers.

“While we are working with our own advisers to provide Gold Fields shareholders with the right to decide, it is clear that the timing of the hearing is not in the interests of Gold Fields shareholders.

“We still believe that our proposal to merge the companies will extend the lives of Gold Fields” mines, provide the necessary consolidation for the industry and create significant value for both sets of shareholders.”

ENDS

Issued by (direct line, mobile, email):

Harmony Gold

Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684

South Africa - Beachhead Media & Investor Relations

Jennifer Cohen	+27 11 214 2401	+27 82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 11 214 2410	+27 82 459 6709	patrick@bmsa.co.za

United States - Financial Dynamics Business Communications

Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255	hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369	tpennington@fd-us.com

United Kingdom - Financial Dynamics Business Communications

Nic Bennett	+44 207 269 7115	+44 7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44 207 269 7216	+44 7866 438 013	charles.watenphul@fd.com

US Information Agent - MacKenzie Partners, Inc

Daniel Burch	+212 929 5500	proxy@mackenziepartners.com
Steve Balet	+800 322 2885

In connection with the proposed merger, Harmony has filed with the U.S. Securities and Exchange Commission (“SEC”), a registration statement on Form F- 4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for the remainder of Gold Fields ordinary shares held by Gold Fields shareholders resident in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever resident, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available) and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC”s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 212 929 5500 (call collect) or 1 800 322 2885 (toll-free call); e- mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

The directors certify that, to the best of their knowledge and belief, no facts have been omitted that would make any statement in this announcement false or misleading and have made all reasonable enquiries to ascertain such facts. Date: 25/02/2005 05:53:56 PM Supplied by www.sharenet.co.za Produced by the JSE SENS Department

Beachhead Media & Investor Relations

Tel: 011 214 2400/01

Cell: 082 468 6469

Fax: 011 214 2405

jennifer@bmsa.co.za

www.bmsa.co.za

1st Floor, SW Block, Dunkeld Crescent, Albury Road, Dunkeld West, 2196